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EXHIBIT 21.1

TRANSATLANTIC HOLDINGS, INC.
SUBSIDIARIES OF REGISTRANT

Name of Corporation	Jurisdiction of Incorporation	% of Voting Securities Owned by its Immediate Parent
Transatlantic Reinsurance Company	New York, U.S.A.	100%
Fair American Insurance and Reinsurance Company (formerly Putnam Reinsurance Company)	New York, U.S.A.	100	%*
Trans Re Zurich Reinsurance Company Ltd.	Zurich, Switzerland	100	%*
Transatlantic Re (Argentina) S.A.	Argentina	100	%*
Transatlantic Reinsurance Company Escritório de Representacão no Brasil Ltda.	Brazil	100	%*
Transatlantic Polska Sp. z o.o.	Warsaw, Poland	100	%*
TRC (PANAMÁ) S.A.	Panama	100	%*
Professional Risk Management Services, Inc.	Delaware, U.S.A.	100%
TReIMCo 1 Limited	England	100%
Calpe Insurance Company Limited	Gibraltar	100%

*
The common stock is owned 100% by Transatlantic Reinsurance Company.

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  EXHIBIT 21.1
TRANSATLANTIC HOLDINGS, INC. SUBSIDIARIES OF REGISTRANT